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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GOLF GALAXY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
381639 10 3
(Cusip Number)
William R. Newlin, Esq.
Executive Vice President and Chief Administrative Officer
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
(724) 273-3400

Copies to:
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	381639 10 3	13D	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Dick’s Sporting Goods, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
16-1241537

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,203,660*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,203,660*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,203,660*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	Represents the aggregate number of shares of common stock of Golf Galaxy, Inc., a Minnesota corporation (the “Company”), that are subject to that certain Voting Agreement, dated as of November 13, 2006, among Dick’s Sporting Goods, Inc., a Delaware corporation (“Parent”), Yankees Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Subsidiary”) and certain shareholders of the Company (the “Supporting Shareholders”) which is described in further detail herein. The collective aggregate maximum number of shares of the Supporting Shareholders that is subject to the Voting Agreement is capped at 19.99% of the outstanding shares of Company Common Stock.

**	Based on 11,125,511 shares of Company Common Stock outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein).

CUSIP No.	381639 10 3	13D	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Yankees Acquisition Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5868915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,203,660*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,203,660*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,203,660*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	Represents the aggregate number of shares of common stock of the Company that are subject to that certain Voting Agreement, dated as of November 13, 2006, among Parent, Subsidiary and the Supporting Shareholders which is described in further detail herein. The collective aggregate maximum number of shares of the Supporting Shareholders that is subject to the Voting Agreement is capped at 19.99% of the outstanding shares of Company Common Stock.

**	Based on 11,125,511 shares of Company Common Stock outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein).

CUSIP No.	381639 10 3	13D	Page	4	of	10

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.01 per share, (the “Company Common Stock”) of Golf Galaxy, Inc., a Minnesota corporation (the “Company”). The address and principal office of the Company is 7275 Flying Cloud Drive, Eden Prairie, Minnesota 55344.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed by Dick’s Sporting Goods, Inc., a Delaware corporation (“Parent”), and Yankees Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Subsidiary”).
     (b) The principal executive offices of each of Parent and Subsidiary are at 300 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.
     (c), (f) Parent, a Delaware corporation, is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. Subsidiary is a newly formed Minnesota corporation organized in connection with the Merger (as defined in Item 4 herein) and has not conducted any activities other than in connection with the Merger. It is not anticipated that Subsidiary will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Merger Agreement (as defined in Item 4 herein). All outstanding shares of capital stock of Subsidiary are owned by Parent.
          The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Parent and Subsidiary are set forth on Annex A hereto and are incorporated by reference herein.
     (d), (e) During the past five years, neither Parent, Subsidiary nor, to the best of their knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Neither Parent nor Subsidiary has paid any consideration to the Supporting Shareholders in connection with the execution of the Merger Agreement or the Voting Agreement (as defined in Item 4 herein). Neither Parent nor Subsidiary has any right to acquire any shares of Company Common Stock pursuant to the Voting Agreement. Upon the effective time of the Merger, each outstanding share of Company Common Stock will be converted in the right to receive $18.82 per share in cash, without interest. The aggregate value of the transactions contemplated by the Merger Agreement is approximately $225 million. The Company entered into a First Amendment, dated as of November 9, 2006, to its Second Amended and Restated Credit Agreement (the “First Amendment”), dated July 28, 2004, among the Company, certain lenders and General Electric Capital Corporation as agent, whereby the parties acknowledged and consented to the formation of Subsidiary and Parent and Subsidiary’s entry into the Merger Agreement. Parent’s senior secured revolving credit facility currently provides for revolving loans in an aggregate outstanding principal amount of up to $350 million. A copy of the First Amendment is filed as Exhibit 1 to this Schedule and is incorporated by reference herein.

CUSIP No.	381639 10 3	13D	Page	5	of	10
Item 4. Purpose of the Transaction
     On November 13, 2006, the Company, Parent and Subsidiary entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Following the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Subsidiary will be merged into the Company, under Minnesota law (the “Merger”), with the Company being the surviving corporation, (ii) each share of Company Common Stock (other than shares of Company Common Stock which are dissenting shares properly exercised under Minnesota law or are owned by Parent or Subsidiary or any of their respective wholly-owned subsidiaries) will be converted into the right to receive $18.82 per share in cash, without interest, and (iii) each issued and outstanding share of Company Common Stock owned by Parent or Subsidiary or any of their respective wholly-owned subsidiaries immediately prior to the Merger shall automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable therefore. The Merger Agreement also provides for the assumption of outstanding employee stock options and warrants of the Company, except that the holders of vested in-the-money Company options and warrants will be permitted to elect to cash-out such options and warrants. The terms and conditions under which the options and warrants will be assumed or cashed-out are more fully set forth in the Merger Agreement. The Merger Agreement contains a provision related to limited solicitation of third-party proposals and a customary fiduciary out for the Company for unsolicited proposals. The Merger is anticipated to be completed not earlier than February 6, 2007, subject to Hart-Scott-Rodino Act approval under United States antitrust laws, the approval of the Merger by Company shareholders at a special shareholders meeting in accordance with the Minnesota Business Corporation Act, and the satisfaction or waiver of other closing conditions each as set forth in the Merger Agreement. The consummation of the Merger is subject to the termination provisions of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated by reference herein.
     Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Subsidiary to enter into the Merger Agreement, the Supporting Shareholders entered into a Voting Agreement with Parent and Subsidiary (the “Voting Agreement”). The purpose of the Voting Agreement is to facilitate the consummation of the Merger. Pursuant to the Voting Agreement and as more fully described herein, the Supporting Shareholders, among other things, agreed to vote certain shares of Company Common Stock of which the Supporting Shareholders are the beneficial owners or have the rights to vote and dispose, representing up to a collective aggregate maximum of 19.99% of the outstanding shares of Company Common Stock (the “Subject Shares”) (A) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and (B) against any “Takeover Proposal” with a person other than Parent or Subsidiary or any action that would be designed to delay, prevent or frustrate the Merger. “Takeover Proposal” means, other than the transactions contemplated by the Merger Agreement, any tender or exchange offer or proposal for a merger, consolidation or other business combination involving the Company or any subsidiary of the Company or any proposal or offer to acquire in any manner at least a 15% equity interest in, or ownership of at least 15% of the assets of, the Company or its subsidiaries. The Supporting Shareholders have also agreed not to sell, transfer, pledge, hypothecate, encumber, assign or dispose of any shares beneficially owned (subject to limited exceptions), and not to exercise any dissenters rights available under the Minnesota Business Corporation Act.
     The Voting Agreement terminates upon the completion of the Merger or when and if the Merger Agreement is terminated without the consummation of the Merger. A copy of the Voting Agreement is filed as Exhibit 2 to this Schedule and is incorporated by reference herein.
     The purpose of the transactions described above is for Parent to acquire control of the Company through the Merger. Upon the consummation of the Merger, as contemplated by the Merger Agreement, the Company will become a wholly-owned subsidiary of Parent, shares of Company Common Stock will cease to be freely traded or listed on Nasdaq or any national securities market, all shares of Company Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended, the articles of incorporation, bylaws and directors of Subsidiary will be the articles of incorporation, bylaws and directors of the surviving corporation, and Parent will make such other changes with regard to the articles of incorporation, bylaws, capitalization, directors, management and business of the Company as set forth in the Merger Agreement and as otherwise deemed necessary or appropriate by Parent. Parent has agreed to the terms and conditions of management agreements with certain key executives of the Company which will be executed upon the closing of the Merger. Currently, we understand that the Company’s policy is not to pay cash dividends, and Parent does not expect to change that policy in the near future. It is expected that following the Merger the business and operations of the Company will be continued by the Company substantially in the same form as they are currently being conducted.

CUSIP No.	381639 10 3	13D	Page	6	of	10
     Except as set forth or incorporated by reference herein relating to the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreement or as otherwise contemplated by the Merger Agreement and the Voting Agreement, Parent does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Company Common Stock or the disposition of shares of Company Common Stock, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the capitalization of the Company, (vi) any other material change in the Company’s corporate structure or business, (vii) any change to the Company’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of Company equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those enumerated above.
     The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) As a result of the Merger Agreement and the Voting Agreement, Parent and Subsidiary, as a group, may be deemed to be the beneficial owner of and to have shared voting and shared dispositive power with respect to 2,203,660 shares of Company Common Stock. This number represents approximately 19.8% of the shares of Company Common Stock issued and outstanding as of November 13, 2006 (as represented by the Company in the Merger Agreement). Parent and Subsidiary expressly disclaim beneficial ownership of any and all shares of Company Common Stock which are subject to the Voting Agreement, and nothing herein shall be deemed an admission by Parent or Subsidiary as to the beneficial ownership of such shares for the purposes of Rule 13d-2 under the Securities Exchange Act of 1934, as amended. A copy of each of the Merger Agreement and the Voting Agreement, filed as Exhibits 2 and 3, respectively, to this Schedule are incorporated by reference herein. The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
     (c) - (d) Except as described herein, neither Parent nor Subsidiary, nor to the best of their knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of Company Common Stock during the past 60 days. Furthermore, Parent and Subsidiary know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, neither Parent, Subsidiary nor any of the persons named on Annex A have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No.	381639 10 3	13D	Page	7	of	10
Item 7. Material to be Filed as Exhibits.

Exhibit 1:	First Amendment to the Second Amended and Restated Credit Agreement dated as of November 9, 2006, among Dick’s Sporting Goods, Inc., the Lenders party thereto and General Electric Capital Corporation, as agent for the Lenders.

Exhibit 2:	Agreement and Plan of Merger, dated as of November 13, 2006, among Dick’s Sporting Goods, Inc., Yankees Acquisition Corp. and Golf Galaxy, Inc.

Exhibit 3:	Voting Agreement, dated as of November 13, 2006, among Dick’s Sporting Goods, Inc., Yankees Acquisition Corp., William Blair Capital Partners V, L.P., Primus Capital Fund IV Limited Partnership, Primus Executive Fund Limited Partnership, FdG Capital Partners LLC, FdG— Chase Capital Partners LLC, Randall K. Zanatta and Gregory B. Maanum.

CUSIP No.	381639 10 3	13D	Page	8	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2006

DICK’S SPORTING GOODS, INC.

By:	/s/ William R. Newlin

Name:	William R. Newlin
Title:	Executive Vice President and
Chief Administrative Officer

YANKEES ACQUISITION CORP.

By:	/s/ William R. Newlin

Name:	William R. Newlin
Title:	Chief Executive Officer and Secretary

CUSIP No.	381639 10 3	13D	Page	9	of	10
Annex A
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name and present principal occupation or employment of each director and executive officer of Parent and Subsidiary, as well as the name, principal business and address of such employer, as of November 21, 2006. The principal business address of each person listed below is c/o 300 Industry Drive, RIDC Park West, Pittsburgh, Pennsylvania 15275. Each person listed below is a citizen of the United States.
DIRECTORS OF DICK’S SPORTING GOODS, INC.

Name	Principal Occupation

Edward W. Stack	Chairman and Chief Executive Officer of Dick’s Sporting Goods, Inc.

William J. Colombo	President and Chief Operating Officer of Dick’s Sporting Goods, Inc.

Emanuel Chirico	Chief Executive Officer and Director of the Phillips-Van Heusen Corporation

David I. Fuente	Director of Office Depot, Inc. and Director of Ryder System, Inc.

Walter Rossi	Director of Guitar Center, Inc.

Lawrence J. Schorr	Chief Executive Officer of Boltaron Performance Products, LLC (formerly, Empire Plastics, Inc.) (a privately owned company); Co-managing partner of Levene, Gouldin and Thompson LLP (law firm)
EXECUTIVE OFFICERS OF DICK’S SPORTING GOODS, INC.

Name	Principal Occupation

Edward W. Stack	Chairman and Chief Executive Officer

William J. Colombo	President and Chief Operating Officer

William R. Newlin	Executive Vice President and Chief Administrative Officer

Michael F. Hines	Executive Vice President and Chief Financial Officer

Gwen Manto	Executive Vice President and Chief Merchandising Officer
DIRECTORS AND EXECUTIVE OFFICERS OF YANKEES ACQUISITION CORP.

Name	Principal Occupation

William R. Newlin	Executive Vice President and Chief Administrative Officer of Dick’s Sporting Goods, Inc. and Chief Executive Officer and Secretary of Yankees Acquisition Corp.

Michael F. Hines	Executive Vice President and Chief Financial Officer of Dick’s Sporting Goods, Inc. and Chief Financial Officer of Yankees Acquisition Corp.

CUSIP No.	381639 10 3	13D	Page	10	of	10
EXHIBIT INDEX

Exhibit 1:	First Amendment to the Second Amended and Restated Credit Agreement dated as of November 9, 2006, among Dick’s Sporting Goods, Inc., the Lenders party thereto and General Electric Capital Corporation, as agent for the Lenders.

Exhibit 2:	Agreement and Plan of Merger, dated as of November 13, 2006, among Dick’s Sporting Goods, Inc., Yankees Acquisition Corp. and Golf Galaxy, Inc.

Exhibit 3:	Voting Agreement, dated as of November 13, 2006, among Dick’s Sporting Goods, Inc., Yankees Acquisition Corp., William Blair Capital Partners V, L.P., Primus Capital Fund IV Limited Partnership, Primus Executive Fund Limited Partnership, FdG Capital Partners LLC, FdG— Chase Capital Partners LLC, Randall K. Zanatta and Gregory B. Maanum.